

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Shahraab Ahmad
Chief Executive Officer
Atlantic Coastal Acquisition Corp.
6 St Johns Lane, Floor 5
New York, NY 10013

      Re: Atlantic Coastal Acquisition Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed August 22, 2023
            File No. 001-40158

Dear Shahraab Ahmad:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 22, 2023

General

1.   We note that you are seeking to extend your termination date to September 8, 2024, a date which is 42 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to September 8, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephen Ashley